EXHIBIT 99.2

TTI TEAM TELECOM INTERNATIONAL LTD.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009, AND NOTES THERETO, AND TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008. THE FOLLOWING SECTIONS MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

Introduction

Unless the context otherwise requires, all references in this document to:

—	“TTI,” “us,” “we,” and “our” refer to TTI Team Telecom International Ltd. and its subsidiaries;

—	“dollars” or “$” are to United States dollars;

—	the “SEC” is to the United States Securities and Exchange Commission; and

—	“NIS” or “shekel” are to New Israeli Shekels.

Overview

We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam – Team Ltd., an Israeli publicly traded company, after having operated as a division of Malam – Team Ltd. since 1988. We are a leading global provider of OSS and BSS for telecommunications service providers.

Product revenues consist primarily of product license fees and fees for professional services required to customize our products for our customers. Service revenues consist of fees for customization, implementation, integration, development, training, consultancy, maintenance, and customer support. In some cases, we receive commissions from hardware vendors which are accounted for as product revenues. Our usual sale to a new customer ranges from $0.5 million to $6.0 million, depending upon the scope of the network and functionality required for a specific customer application. We believe that revenues from the license, service and support of our Netrac family of products will continue to account for most of our total revenues for the foreseeable future.

Our software licenses, in most cases, require customization, integration and installation. The revenues are recognized using contract accounting on a percentage of completion method based on the relationship of labor days incurred to total estimated labor days to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made when necessary in the period in which such losses are determined in the amount of the estimated loss on the entire contract. Revenues from maintenance and support contracts are recognized over the life of these contracts, which is typically one year, or at the time when our services are rendered.

Generally, the time elapsed from when we receive an order for our products to the completion of installation range from six to 18 months. Under the terms of some of our contracts, we invoice our customers as we complete certain milestones, which on average occur every few months, or, in certain cases, after installation has been completed. We generally receive payment 30 to 150 days after we invoice customers. As a result, an average of five to six months passes between our performance of work and our receipt of payment.

Selected Consolidated Financial Data

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 2004, 2005, 2006 , 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2004, 2005, 2006 ,2007 and 2008, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the six months ended June 30, 2008 and 2009, and the selected consolidated balance sheet data as of June 30, 2008 and 2009, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the SEC on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

	Year Ended December 31,					UNAUDITED
						Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009

Statement of Income Data (in thousands):
Revenues:
Products	$21,670	$25,317	$27,554	$25,722	$29,101	$16,792	$11,494
Services	16,128	17,909	18,560	20,195	21,232	9,581	9,981

Total revenues	37,798	43,226	46,114	45,917	50,333	26,373	21,475
Cost of revenues:
Products	16,645	13,015	14,783	12,504	15,627	8,059	6,486
Services	9,719	9,203	9,571	8,545	7,628	3,733	3,276
Impairment of capitalized software	3,597	177	-	-	-	-	-

Total cost of revenues	29,961	22,395	24,354	21,049	23,255	11,792	9,762

Gross profit	7,837	20,831	21,760	24,868	27,078	14,581	11,713
Operating expenses:
Research and development, net	10,744	9,136	9,578	9,433	11,407	5,950	4,062
Selling and marketing, net	19,220	11,977	10,214	7,857	9,883	4,927	4,124
General and administrative	6,636	6,325	6,679	6,952	5,842	3,168	2,287

Allowance for doubtful accounts and bad debt write-off	(50)	-	-	-	-	-	-

Total operating expenses	36,550	27,438	26,471	24,242	27,132	14,045	10,473

Operating income (loss)	(28,713)	(6,607)	(4,711)	626	(54)	536	1,240
Other income	-	-	150	33	-	-	-
Financial income (expenses), net	1,326	153	662	2,150	(554)	390	562

Income (loss) before tax	(27,387)	(6,454)	(3,899)	2,809	(608)	926	1,802
Tax income (expenses)	(2,107)	(624)	96	87	(371)	(241)	(109)

Income (loss) from continuing operation	(29,494)	(7,078)	(3,803)	2,896	(979)	685	1,693
Income (loss) from discontinued operation	-	-	-	-	(1,022)	447	(315)

Net profit (loss)	$(29,494)	$(7,078)	$(3,803)	$2,896	$(2,001)	$1,132	$1,378
Deemed dividend associated with Beneficial Conversion feature of Preferred Shares	-	(1,981)	-	-	-	-	-

Net profit (loss)	$(29,494)	$(9,059)	$(3,803)	$2,896	$(2,001)	$1,132	$1,378

Net profit (loss) attributed to preferred shares from continuing and discontinued operation	-	$(3,129)	$(764)	$449	$-	$176	$262

Net profit (loss) attributed to ordinary shares from continuing operation	$(29,494)	$(5,930)	$(3,039)	$2,447	$(979)	$579	$1,431
Net profit (loss) attributed to ordinary shares from discontinued operation	$-	$-	$-	$-	$(1,022)	$377	$(315)

Basic and diluted net earnings (loss) per share from continuing operations	$(2.48)	$(0.72)	$(0.20)	$0.15	$(0.06)	$0.04	$0.09

Basic and diluted net earnings (loss) per share from discontinued operations	$-	$-	$-	$-	$(0.06)	$0.02	$(0.02)

Net income per share	$(2.48)	$(0.72)	$(0.20)	$0.15	$(0.12)	$0.06	$0.07

Weighted average number of shares used in computing:

Basic net earnings (loss) per share	11,872,941	12,577,392	15,075,881	16,001,148	16,003,158	16,003,158	16,003,158

Diluted net earnings (loss) per share	11,872,941	12,577,392	15,075,881	16,121,989	16,003,158	16,003,158	16,003,158

	Year Ended December 31,					UNAUDITED June 30,
	2004	2005	2006	2007	2008	2008	2009

Balance Sheet Data
(in thousands):
Cash and cash equivalents	$5,472	$18,034	$31,410	$33,408	$24,921	$26,895	$27,410
Short term bank deposits	2,372	1,973	984	98	-	-	-
Marketable securities	12,626	15,713	-	-	-	-	-
Working capital	16,806	23,613	24,462	30,519	28,232	29,132	29,878
Total assets	46,497	55,851	53,585	58,594	52,571	57,323	53,948
Shareholders' equity	26,293	32,443	30,495	33,436	31,648	34,640	32,981

Operating and Financial Review and Prospects

The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the SEC on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2008 our actual results may differ materially from those anticipated in these forward- looking statements.

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
	2008	2009

Revenues:
Product	64%	54%
Service	36%	46%

Total revenues	100%	100%
Cost of revenues:
Product	31%	30%
Service	14%	15%

Total cost of revenues	45%	45%

Gross profit	55%	55%
Operating expenses:
Research and development, net	22%	19%
Selling and marketing	19%	19%
General and administrative	12%	11%

Total operating expenses	53%	49%

Operating income(loss)	2%	6%
Financial income, net	1%	3%

Income before Tax	3%	9%
Tax expenses (income)	1%	1%

Income from continuing operations	2%	8%
Income (loss) from discontinued operations	2%	(2)%

Net Income	4%	6%

Net Income attributed to preffered shares from continuing
and discontinued operation	1%	1%

Net Income attributed to ordinary shares from continuing
operation	2%	6%

Net Income attributed to ordinary shares from
discontinued operation	1%	(1)%

	Six Months Ended
	June 30,
	2008	2009

Sales by Geographic Area:
Israel	9%	10%
North America	34%	26%
Europe	38%	45%
Australia	5%	5%
South America	3%	4%
Far East	9%	6%
Africa	2%	4%

	100%	100%

Comparison of Six Months Ended June 30, 2008 and Six Months Ended June 30, 2009

Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2009 vs. 2008
	2008	2009

Product sales	$16.8	$11.5	(32)%
Services	9.6	10.0	4%
Total Revenues	26.4	21.5	(19)%

Product sales revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

We believe the decrease in our product revenues for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was primarily due to the economic recession that contributed to a slower sale cycle and a pressure to lower prices and difficulty to obtain new orders.

Cost of Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2009 vs. 2008
	2008	2009

Cost of product sales	$8.1	$6.5	(20)%
Cost of services	3.7	3.3	(11)%
Total cost of revenues	11.8	9.8	(17)%

Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services, personnel costs for telephone support and maintenance and other allocated expenses.

Cost of product revenues decreased by 20% to $6.5 million in the six months ended June 30, 2009, from $8.1 million in the six months ended June 30, 2008. Cost of services decreased by 11% to $3.3 million in the six months ended June 30, 2009, from $3.7 million in the six months ended June 30, 2008. The overall 17% decrease in our cost of revenues was mainly due to the cost reduction measures that we have undertaken and to the strengthening of the US dollar compared to the Israeli shekel.

Gross Profit

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2009 vs. 2008
	2008	2009

Product Sales	$8.7	$5	(43)%
Services	5.9	6.7	14%
Total gross profit	14.6	11.7	(20)%

Gross profit as a percentage of revenues

	Six Months Ended June 30,
	2008	2009

Product sales	52%	44%
Services	61%	67%
Total gross profit	55%	55%

Total gross profit was 55% in the six months ended June 30, 2009, unchanged compared to the six months ended June 30, 2008.

Operating Expenses

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2009 vs. 2008
	2008	2009

Research and development	$5.9	$4.1	(31)%
Selling and marketing	4.9	4.1	(16)%
General and administrative	3.2	2.3	(28)%
Total operating expenses	14.0	10.5	(25)%

Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures decreased by 31% to $4.1 million in the six months ended June 30, 2009, from $5.9 million in the six months ended June 30, 2008. This decrease was mainly due to cost reduction measures that we have undertaken and the strengthening of the US dollar compared to the Israeli shekel.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 19% of total revenues in the six months ended June 30, 2009, compared to 19% of total revenues in the six months ended June 30, 2008.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses decreased by 28% to $2.3 million in the six months ended June 30, 2009, from $3.2 million in the six months ended June 30, 2008. The decrease was primarily due to the decrease in our legal expenses associated with our lawsuit against Hutchison UK and due to the strengthening of the US dollar compared to the Israeli shekel.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial income increased to $0.6 million for the six months ended June 30, 2009, from $0.4 million for the six months ended June 30, 2008. The increase in our financial income was primarily due to the fluctuation of the US dollar against the NIS -.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31 and June 30 2009, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

	UNAUDITED
	Quarters Ended
(In thousands)	March 31,	June 30,
	2009	2009

Revenues:
Products	$5,452	$6,042
Services	5,362	4,619

Total revenues	10,814	10,661
Cost of revenues:
Products	3,384	3,102
Services	1,666	1,610

Total cost of revenues	5,050	4,712

Gross profit	5,764	5,949

Operating expenses:

Research and development, net	2,086	1,976
Selling and marketing	2,039	2,085
General and administrative	1,043	1,244

Total operating expenses	5,168	5,305

Operating Income	596	644
Financial income (expenses), net	(37)	599

Income before income taxes	559	1,243
Taxes	47	62

Income from continuing operations	512	1,181
Loss from discontinued operations	(46)	(269)

Net income	466	912

Net Income attributed to preffered shares from continuing and discontinued operation	79	183
Net Income attributed to ordinary shares from continuing operation	433	998
Net loss attributed to ordinary shares from discontinued operation	(46)	(269)
Basic and diluted net earnings per share from continuing operations	$0.03	$0.06
Basic and diluted net earnings per share from discontinued operations	$(0.01)	$(0.01)
Net income per share	$0.02	$0.05

	Quarters Ended
	March 31, 2009	June 30, 2009

Revenues:
Product	50%	57%
Service	50%	43%

Total revenues	100%	100%
Cost of revenues:
Product	31%	29%
Service	16%	15%

Total cost of revenues	47%	44%

Gross profit	53%	56%
Operating expenses:
Research and development, net	19%	18%
Selling and marketing	19%	20%
General and administrative	10%	12%

Total operating expenses	48%	50%

Operating income(loss)	5%	6%
Other income	0%	0%
Financial income, net	0%	6%

Income before Tax	5%	12%
Tax expenses (income)	0%	1%

Income from continuing operations	5%	11%
Income (loss) from discontinued operations	0%	(3)%

Net Income	5%	8%

Net Income attributed to preffered shares from continuing
and discontinued operation	1%	2%

Net Income attributed to ordinary shares from continuing
operation	4%	9%

Net Income attributed to ordinary shares from
discontinued operation	0%	(3)%

Liquidity and Capital Resources

We had cash and cash equivalents, short-term and long-term bank deposits of $27.4 million as of June 30, 2009, compared to $26.9 million as of June 30, 2008.

An amount of $2.8 million was provided by our operating activities in the six months ended June 30, 2009, compared to an amount of $3.1 million that was used in operating activities in the six months ended June 30, 2008.

Our capital expenditures were $0.4 million for the six months ended June 30, 2009, compared to $2.6 million for the six months ended June 30, 2008. This decrease was primarily due to our expenditure related to our new facilities in Rosh Ha’ayin.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits and trade and unbilled receivables. We invest our cash and cash equivalents mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (gross). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Our management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending June 30, 2010. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the twelve months ended June 30, 2010.